Filed by Enterprise Products Partners L.P.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Enterprise GP Holdings L.P.
Commission File No.: 333-169437
Enterprise Products Partners L.P. is filing an investor presentation that discloses a variety of financial, operating and general information regarding the company. In addition, this material contains references to the proposed merger with Enterprise GP Holdings L.P. The presentation will be posted on our website,www.epplp.com.

Enterprise Products Partners L.P. (NYSE: EPD) October 2010 All rights reserved. Enterprise Products Partners L.P.

Forward Looking Statements This presentation contains forward-looking statements and information based on the belief of Enterprise Products Partners L.P. (“Enterprise” or “EPD”) and those of its general partner, as well as assumptions made by and information currently available to them. When used in this presentation, words such as “anticipate,” “project,” “expect,” “plan,” “seek,” “goal,” “estimate,” “forecast,” “intend,” “could,” “should,” “will,” “believe,” “may,” “potential,” and similar expressions and statements regarding the plans and objectives of Enterprise for future operations, are intended to identify forward-looking statements. Although Enterprise and its general partner believe that such expectations reflected in such forward-looking statements are reasonable, neither it nor its general partner can give assurances that such expectations will prove to be correct. Such statements are subject to a variety of risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those Enterprise anticipated, estimated, projected or expected. Among the key risk factors that may have a direct bearing on Enterprise’s results of operations and financial condition are: y Fluctuations in oil, natural gas and NGL prices and production due to weather and other natural and economic forces; y A reduction in demand for its products by the petrochemical, refining or heating industries; y The effects of its debt level on its future financial and operating flexibility; y A decline in the volumes of energy commodities delivered by its facilities; y The failure of its credit risk management efforts to adequately protect it against customer non-payment; y Actual construction and development costs could exceed forecasted amounts; y The proposed merger with Enterprise GP Holdings L.P. (“EPE”) may not be completed prior to the December 31, 2010 outside termination date, due to failure to obtain the required approvals by EPE unitholders and regulatory agencies, and the possibility that the anticipated benefits of the merger cannot be fully realized; y Operating cash flows from our capital projects may not be immediate; y National, international, regional and local economic, competitive and regulatory conditions; y Terrorist attacks aimed at its facilities; and y The failure to successfully integrate its operations with assets or companies, if any, that it may acquire in the future. The foregoing discussion of important factors may not be all-inclusive and Enterprise provides additional cautionary discussion of risks and uncertainties under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in its recent filings with the U.S. Securities and Exchange Commission. You should not put undue reliance on any forward-looking statements. All forward-looking statements attributable to Enterprise or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained herein, in such filings and in its future periodic reports filed with the U.S. Securities and Exchange Commission. Enterprise has no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All rights reserved. Enterprise Products Partners L.P.

Investor Notice In connection with the proposed merger, EPD has filed a registration statement (Registration No. 333-169437), which includes a preliminary prospectus of EPD and a preliminary proxy statement of EPE and other materials, with the Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT / PROSPECTUS AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EPD, EPE AND THE PROPOSED MERGER. A definitive proxy statement / prospectus will be sent to security holders of EPE seeking their approval of the proposed merger after the registration statement is declared effective by the SEC. Investors and security holders may obtain a free copy of the proxy statement / prospectus (when it is available) and other documents containing information about EPE, without charge, at the SEC’s website at www.sec.gov. EPD, EPE and their respective general partners, and the directors and certain of the executive officers of the respective general partners, may be deemed to be participants in the solicitation of proxies from the unitholders of EPE in connection with the proposed merger. Information about the directors and executive officers of the respective general partners of EPD and EPE is set forth in the preliminary proxy statement / prospectus, each partnership’s Annual Report on Form 10-K for the year ended December 31, 2009, which were each filed with the SEC on March 1, 2010, and subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the source listed above. All rights reserved. Enterprise Products Partners L.P.

Overview Largest publicly traded energy partnership in U.S. with an enterprise value of approximately $39 billion (as of October 6, 2010) Diversified, integrated midstream energy system serving producers and consumers of natural gas, NGLs, crude oil, petrochemicals and refined products y Accesses some of the most prolific natural gas, NGL and crude oil supply basins in the U.S. including non-conventional and shale plays y Handles natural gas volumes equal to almost 20% of total U.S. demand y Serves all U.S. ethylene steam crackers (largest NGL market) Large asset footprint generates growth opportunities Delivered record operating performance in each of the last 4 years Announced merger with Enterprise GP Holdings L.P. to lower long- term cost of capital and simplify partnership structure All rights reserved. Enterprise Products Partners L.P.

Leading Business Positions AcrossMidstream Energy Value Chain NGL Fractionation Storage Gas Processing Natural Gas Pipelines Storage Crude Oil Pipelines Crude Oil Refining Refined Products Pipelines Mixed NGLs Pipelines NGL Pipelines Iso-Butane Butane Propane Ethane Nat. Gasoline Natural Gas Natural Gas Pipelines NaturalGas MixedNGLs Storage Storage Natural Gas Pipelines Midstream Energy Services Earn fees at every link of the value chain BargesBarges Trucks Crude Oil All rights reserved. Enterprise Products Partners L.P.

EPD Portfolio of Integrated Assets 49,100 miles of natural gas, NGL, crude oil, refined products and petrochemical pipelines 195 MMBbls of NGL, refined products and crude oil & 27 Bcf of natural gas storage capacity 25 natural gas processing plants 18 fractionation facilities 6 offshore hub platforms NGL import / export terminals Butane isomerization complex; Octane enhancement facility Major Asset Overview All rights reserved. Enterprise Products Partners L.P.

Geographic and Business DiversificationProvide Multiple Earnings Streams $3.1 Billion Gross Operating Margin LTM Ended June 30, 2010 Approx. 70% Fee Based 4% 9% 15% 58% 14% NGL Pipelines & Services (58%) y Natural gas processing & related NGL marketing activities y NGL fractionation plants y NGL import / export terminals y NGL pipelines and storage Onshore Natural Gas Pipelines & Services (14% y Natural gas pipelines & related marketing y Natural gas storage facilities Petrochemical and Refined Products & Services (15%) y Refined products and petrochemical pipelines y Butane isomerization facilities y Propylene fractionation facilities y Octane enhancement facility y Marine terminals & transportation Onshore Crude Oil Pipelines & Services (4%) y Crude oil pipelines, storage terminals & related marketing Offshore Pipelines & Services (9% ) y Natural gas pipelines y Crude oil pipelines y Platform services All rights reserved. Enterprise Products Partners L.P.

Record Operating Performance(1)... Onshore & Offshore Natural NGL, Crude Oil, Petrochemical & Refined TBtu/d 10.0 9.0 Gas Pipeline Volumes 9.4 10.1 Offshore Onshore 11.0 11.9 12.7 4,200 4,000 3,406 3,990 3,704 3,574 Products Pipeline Volumes 4,025 3,800 3,600 MBPD 3,400 3,200 2006 2007 2008 2009 6 Mos 2010 2006 2007 2008 2009 6 Mos 2010 NGL / Propylene Fractionation & 145 Butane Isomerization Volumes 124 117 108 88 63 Equity NGL Production 2006 2007 2008 2009 6 Mos 2010 626 585 563 461 633 125 105 MBPD 550 MBPD 85 65 450 45 400 25 2006 2007 2008 2009 6 Mos 2010 (1) Recast to include TEPPCO for all periods prior to the merger, which was completed on October 26, 2009. All rights reserved. Enterprise Products Partners L.P.

...Drives Strong Financial Results Capital Investments(1)(2) $1.6 $2.8 $2.6 $2.0 $1.8 Gross Operating Margin(2) 2006 2007 2008 2009 6 Mos Adjusted EBITDA(2) $3.0 $3.0 $3.5 $3.0 $1.6 $2.7 $2.5 $2.0 $1.7 2006 2007 2008 2009 6 Mos $3.0 $1.7 $3.1 $2.8 $2.0 2006 2007 2008 2009 2010 $2.5 $2.5 $2.0 $2.0 $2.5 $2.0 Distributions Declared $ Billions $ Millions $ Billions $ Billions $ Billions $1.5 $1.5 $1.0 $1.0 $1.5 $0.5 $0.5 $1.0 $0.0 $0.0 Projected 2010 2010 $2.50 $2.25 $2.00 $1.75 Retained DCF / Coverage $1.83 $1.95 $2.08 $2.20 $2.32 Distributions Declared 2006 2007 2008 2009 2010 Distributable Cash Flow $2.0 $350 $1.1 $1.6 $1.4 $1.0 $1.0 2006 2007 2008 2009 6 Mos 2010 $314 $300 1.3x $264 $256 $1.5 $1.0 $250 1.4x 1.2x $200 $150 $98 $100 $0.5 $1.50 $50 $26 1.1x 1.0x $0.0 $1.25 $0 2006 2007 2008 2009 6 Mos Recommended 2010 (1) Represents cash used in investing activities as presented on our Statements of Consolidated Cash Flows before changes in restricted cash. (2) Recast to include TEPPCO for all periods prior to the merger, which was completed on October 26, 2009. All rights reserved. Enterprise Products Partners L.P. 9

Major Growth Projects... $2.6 Billion Completed through 3Q 2010 Project Description 2009 1Q10 2Q10 3Q10 4Q10 2011 & 2012 Meeker Processing Plant #2 Sherman Extension Natural Gas Pipeline Norco-Garyville Pipeline Expansion Shenzi Oil Pipeline Collbran Valley Pipeline Marathon Gathering System — Piceance Basin — Phase 1 Petal Gas Storage Additional Compression Hutchinson Rail Rack & NGL Storage Expansion Marine Barge Acquisition (4 barges) Eagle Ford White Kitchen Lateral — Segments #1—3 DONE DONE DONE DONE DONE DONE DONE DONE DONE DONE Motiva Refined Products Terminal Mont Belvieu Well Utilization Program DONE DONE Eagle Ford Main Line Expansion — Segment #1 Lou-Tex 12” NGL Pipeline Expansion DONE DONE Trinity River Basin Lateral (partial service 4Q 2009; fully completed July 2010) State Line Gathering Pipeline Expansion Eagle Ford White Kitchen Lateral — Segment #4 DONE DONE DONE Mont Belvieu NGL Fractionator IV v Haynesville Acadian Extension Pipeline Haynesville Gathering Anaconda Gas Pipeline Expansion Motiva Refinery Propane & Butane Connections Mont Belvieu NGL Fractionator V Wilson Gas Storage Expansion #5 (5 Bcf) Eagle Ford Crude Oil Projects Eagle Ford NGL Pipeline & Fractionation Projects Eagle Ford Natural Gas Gathering, Processing & Transportation ...approximately $5.0 Billion in construction projects All rights reserved. Enterprise Products Partners L.P.

Visibility to EPD Growth Barnett Shale y Full year benefit from Sherman Extension pipeline y Completed Trinity River Lateral pipeline in July 2010 Haynesville Shale y Acquisition of M2 Midstream assets; provide platform for growth in gathering and treating services y Haynesville Extension pipeline on schedule for 3Q 2011 in service y Haynesville Extension is catalyst for new contracts to serve industrial markets in South Louisiana; superior delivery points for producers Eagle Ford Shale y Build / expand rich and lean natural gas, crude oil and condensate pipelines, natural gas processing plants and NGL fractionators y Expand Wilson natural gas storage facility Petrochemical preference for NGLs vs. Crude Oil derivatives y Build / expand NGL fractionators and distribution pipelines y Contracts to supply NGLs All rights reserved. Enterprise Products Partners L.P.

Haynesville / Bossier Shale All rights reserved. Enterprise Products Partners L.P.

Existing Acadian Gas System Baton Rouge New Orleans AcadianHaynesvilleExtension Intrastate Louisiana pipeline system involved in the purchase, sale and transportation of natural gas Three systems — Acadian, Cypress and Evangeline — comprise over 1,000 miles of pipe with throughput capacity of 1 Bcf/d Includes a salt dome gas storage facility with 3 Bcf of capacity, withdrawal capacity of 220 MMcf/d and injection capacity of 80 MMcf/d Links supplies of natural gas from onshore Louisiana and offshore GOM to industrial, electric and LDC customers in Louisiana Over 150 physical end-user market connections; connected to Henry Hub and 16 third party pipelines through 50 interconnects All rights reserved. Enterprise Products Partners L.P.

Acadian TETCO FGT TGC ANR Transco Cypress Tennessee Texas Gas Columbia Gulf Sonat Pipeline Interconnects Acadian TETCO FGT TGC ANR Transco Cypress Tennessee Texas Gas Columbia Gulf Sonat Pipeline Interconnects Haynesville ShaleExtension of Acadian Gas Pipeline Industry sources estimate potential to cover 2 million acres y 200 Tcf of reserves y Initial production rates high as 30 MMcf/d Haynesville Extension pipeline project y 270-mile, 42” / 36” pipeline with approximately 1.8 Bcf/d of capacity; can be expanded to 2.1 Bcf/d y Total cost of approximately $1.56 billion y Provides access to industrial and utility markets on Acadian System, Henry Hub and 9 interstate pipelines, including FGT and Sonat y Executed agreements for up to approximately 1.6 Bcf/d of firm capacity to date Expected in service September 2011 Source: PIRA All rights reserved. Enterprise Products Partners L.P.

Acadian Haynesville ExtensionLong-Term Gas Supply Louisiana market areas Brings a new, long-term producing basin of “hurricane proof” gas into the Mississippi River Corridor area y Ability to access Acadian’s 150 end-user markets with additional transportation via Acadian legacy system Allows significant quantities of Haynesville gas to be retained “in the State” (as compared to other projects designed to export the gas primarily into the “interstate” market) Provides an additional, long-term gas supply source to North, Central and South Louisiana consumers Facilitates seamless transactions from the “field” to “end-user markets” All rights reserved. Enterprise Products Partners L.P.

Haynesville ShaleEPD’s $1.2B M2 Midstream Acquisition Transaction Overview y Closed effective May 1, 2010 y Immediately provides EPD with an excellent footprint from which to grow a natural gas gathering business in core area of Haynesville / Bossier shale play y Provides capital and operating efficiencies for additional gathering systems in development y Synergies with Haynesville Extension State Line System y Provides significant position in core area of Haynesville / Bossier play in LA and TX y 138 miles of pipe; 400 MMcf/d capacity y Provides CO2 & H2S treating services y Expansion to 700 MMcf/d in June 2010 y Planned interconnect with Haynesville Extension in 3Q 2011 will allow additional expansion to 1.2 Bcf/d for approximately $26 million Fairplay System y Provides access to Cotton Valley production and Haynesville / Bossier shale acreage in TX y Plan to interconnect with Enterprise Texas natural gas pipeline in 1Q 2011 y Provides potential NGL volume growth for EPD’s Mont Belvieu complex y 249 miles of pipe; 285 MMcf/d system capacity y 30 different producers on system All rights reserved. Enterprise Products Partners L.P.

Eagle Ford Shale All rights reserved. Enterprise Products Partners L.P.

Eagle Ford Shale Overview The Eagle Ford Shale derives its name from the old community of Eagle Ford, now a neighborhood in West Dallas, Texas, where outcrops of the formation were first observed. Source: Wikipedia The Eagle Ford has a broad range of potential at depths ranging from 4,000—14,000 feet y Rich gas / lean gas y Gas condensate y Crude oil Potential resource: 60 Tcf gas; 12.0 BBbls of crude / condensate; 5.0 BBbls of NGLs Producers ramping up rigs in 2010: 100 rigs now drilling in Eagle Ford Shale play 175 producing wells drilled with another 150+ in various stages of drilling and completion Current Eagle Ford production approximately 300 MMcf/d; crude / condensate approximately 40 MBPD GPM range 0.1—9.0, Btu from 980 to 1,300 and crude gravity range 40°—70° More than 5.2 million acres currently under lease Sources: Rigdata and producer estimates All rights reserved. Enterprise Products Partners L.P.

Eagle Ford Shale EPD Growth Plans Focus on Eagle Ford areas with crude oil / condensate with associated NGL-rich natural gas production Maximize utilization of existing system supported by small incremental expansions Execute long-term, firm contracts and acreage dedications to support major expansions y To date, have executed agreements with a combination of acreage dedications and throughput commitments to support announced expansions of approximately 1.0 Bcf/d Announced major expansions y 140-mile crude oil pipeline and associated storage to facilitate deliveries to Cushing and Houston markets y 168-mile rich natural gas mainline y 600—900 MMcf/d natural gas processing plant y 64-mile residue natural gas pipeline from processing plant to Wilson storage facility and downstream 3rd party pipelines y 5 Bcf expansion of Wilson natural gas storage facility y 127-mile NGL pipeline from processing plant to Mont Belvieu, expandable up to 120 MBPD y 75 MBPD NGL Fractionator V at Mont Belvieu All rights reserved. Enterprise Products Partners L.P.

Eagle Ford Shale Expansion Projects All rights reserved. Enterprise Products Partners L.P.

Enterprise Eagle Ford ExpansionGas Market Choices Existing access to: Tennessee, Trunkline, Transco, NGPL, Gulf South Kinder Morgan, Energy Transfer Houston Ship Channel San Antonio / Austin Corridor Various LDCs and Power Gens Corpus Christi Ship Channel Gas Storage Facilities New Residue Gas Pipeline 64 Miles 36” New / expanded connections to: Tennessee Gas Pipeline (Interstate) Trunkline (Interstate) Transco (Interstate) NGPL (Interstate) Texas Eastern (Interstate) Kinder Morgan (Intrastate) Energy Transfer (Intrastate) EPD Wilson Gas Storage (8 Bcf) Tres Palacios Gas Storage (38 Bcf) All rights reserved. Enterprise Products Partners L.P.

Natural Gas LiquidsFlow Assurance and Market Choices All rights reserved. Enterprise Products Partners L.P. 22 Products to Local Markets (Pipe & Truck) EPD NGL Storage over 100 MMBbl at Mont Belvieu Armstrong Fractionator 20 MBPD Shoup Fractionator 77 MBPD Mont Belvieu Fractionation Capacity 375 MBPD Multiple Pipelines to Mont Belvieu US Ethylene Cracking Capacity Total capacity: 57 Billion pounds South Texas Crackers comprise about 9% of this capacity EPD’s Mont Belvieu hub can access 93% of this capacity via pipeline, including some of the South Texas market

Eagle Ford Crude Expansion All rights reserved. Enterprise Products Partners L.P.

EPD Crude Oil SystemMarket Choices — USGC & MidCon Houston and Texas City area has over 2.1 MMBPD of refining capacity Seaway Pipeline provides access to the Cushing Market Enterprise’s Cushing terminal is one of the NYMEX trading hubs for crude allowing for increased marketing opportunities and price risk management Enterprise’s terminal at Cushing has connectivity to all other Cushing terminals as well as all outbound pipeline systems serving the Mid-Continent refineries (1.8 MMBPD of refining capacity) Cushing Access Houston / Texas City Access Pipeline Refinery Supplied Location (MBPD) Refinery Capacity BP 20” BP Whiting, IN 405 ConocoPhillips 20” ConocoPhillips Ponca City, OK 198 Osage 16” Frontier El Dorado, KS 130 Osage 16” NCRA McPherson, KS 87 Ozark 22” / 24” ConocoPhillips Wood River, IL 307 Plains 16” Coffeyville Resources Coffeyville, KS 120 Magellan / Enbridge / Sun Holly Tulsa, OK 155 Plains 10” Gary Williams Wynnewood, OK 70 Semgroup Valero Ardmore, OK 87 ConocoPhillips 12” ConocoPhillips Borger, TX 146 Oxy 16” Holly / Navajo Artesia, NM 95 Total Capacity 1,800 Refinery Supplied Location (MBPD) Refinery Capacity BP Texas City 451 ExxonMobil Baytown 576 Houston Refining Houston 268 Marathon Texas City 76 Pasadena Houston 117 Shell Deer Park 327 Valero Texas City 315 Total Capacity 2,130 Source: Energy Information Administration (EIA) All rights reserved. Enterprise Products Partners L.P.

Petrochemical Preference for NGLs Demand and Margin Comparison NGL Demand by Ethylene Industry 15 10 5 0 -5 -10 -15 -20 Oct-Nov-Dec-Jan-Feb-Mar-Apr-May-Jun-Jul-Aug-Sep-Oct1010101111111111 111111 1111 C2 C3 C4 Lt Nap Gas Oil cents per pount of ethylene produced Forward Ethylene Margin by Feedstock 0 200 400 600 800 1,000 1,200 1,400 000 Barrels/Day Butane 45 71 115 52 36 62 61 53 63 64 25 Propane 332 376 333 206 245 335 377 361 338 381 357 Ethane 789 812 638 627 680 835 803 877 879 830 945 1Q08 2Q 3Q 4Q 1Q09 2Q 3Q 4Q 1Q10 2Q10 Sep-10 Ethane demand: 5 year average ~748 MBPD Ethylene production from steam crackers is currently at 54 billion pounds per year, which compares to an average 51 billion pounds per year for the last five years y Ethylene capacity has declined from approximately 62 billion lbs/year at the end of 2008 to 57 billion lbs/year currently, with most of the rationalization occurring in 2009 in heavy cracker space Current ethane demand of 945 MBPD is being supplied by approximately 830 MBPD from gas processing plants, 50 MBPD from refinery production and 60 MBPD from inventory Ethane is forecasted to continue to provide ethylene producers consistently higher margins than more costly crude oil derivatives over next 12 months y Ethylene producers continue to maximize light-end feedstocks with daily volumes of ethane and propane consistently at 1.3 MMBbls/d or 83% of feedslate in 2010 vs. 5-yr average of 67% y Cracker modifications have accounted for more than 100 MBPD increase in ethane and NGL cracking capacity; estimate another 100 MBPD of modifications being evaluated Sources: Pace Hodson, En*Vantage, CMAI, quoted forward prices for feedstocks and company estimates on October 7, 2010 All rights reserved. Enterprise Products Partners L.P.

Petrochemical Preference for NGLs Expansion of MTBV NGL Fractionator Mont Belvieu complex is centerpiece of the largest NGL hub in the U.S. Over 100 MMBbls of multiple product underground storage capacity Enterprise’s NGL distribution system is connected to all major refineries and petrochemical facilities NGL fractionation capacity expansion to 380 MBPD y 4th 75 MBPD fractionator in service in 4Q 2010 y 5th 75 MBPD fractionator estimated completion in early 2012 Enterprise entered into a new 6-year agreement with Anadarko to provide up to 62 MBPD of firm fractionation capacity which began September 1, 2010 y Single largest fractionation agreement in Enterprise history All rights reserved. Enterprise Products Partners L.P.

Merger Between Enterprise Products Partners L.P. (EPD) & Enterprise GP Holdings L.P. (EPE) All rights reserved. Enterprise Products Partners L.P.

EPD / EPE Merger Transaction Summary Enterprise Products Partners L.P. (NYSE: EPD) and Enterprise GP Holdings L.P. (NYSE: EPE) have agreed to merge. EPD will acquire all outstanding EPE units through a unit-for-unit exchange whereby EPE unitholders would receive 1.5 EPD units for each EPE unit y Transaction value: approximately $9.1 billion y Cancels EPD GP’s incentive distribution rights, 2% GP partner interest and approximately 21.6 million EPD units owned by EPE y 39.0 million ETE units owned by EPE are retained by EPD y EPD to refinance approximately $1.1 billion of EPE debt on a long-term basis y Represents an approximate 16% premium to EPE’s closing price on September 3, 2010 y Represents a substantial increase in distributions to EPE unitholders, approximately 54% based on EPD and EPE’s respective cash distributions paid in August 2010 An affiliate of privately-held Enterprise Products Company (“EPCO”) will waive distributions on certain EPD common units for five years following the merger totaling over $275 million of waived distributions based on August 2010 distribution rate EPE unitholder meeting set for November 22, 2010 to approve the merger y October 13, 2010 record date Certain affiliates of EPCO that own approximately 76% of total EPE units outstanding have executed a support agreement to vote in favor of the merger EPD has stated its intent to recommend an increase in the quarterly distribution rate to $0.5825 per unit and $0.59 per unit for the distributions with respect to the 3rd and 4th quarter of 2010, respectively All rights reserved. Enterprise Products Partners L.P.

Strategic Rationale and Benefits to EPD Lower Cost of Capital Simplifies Structure Maintains Flexibility Cost Savings Lowers EPD’s long-term cost of capital by permanently cancelling EPD GP’s incentive distribution rights y Enhances cash accretion from investments in organic growth projects and acquisitions y Allows EPD to maintain its competitive position when pursuing growth opportunities Reduces complexity of partnership structure Enhances transparency for debt and equity investors Unit-for-unit exchange finances approximately 88% of $9.1 billion purchase price with EPD equity Annual synergies of approximately $6 million primarily from eliminating public company expenses associated with EPE All rights reserved. Enterprise Products Partners L.P.

Simplified Ownership Structure 58.1% L.P. Interest(3) 40.1% L.P. Interest(3) Public Unitholders 0.7% G.P. Interest(2) Duncan Energy Partners L.P. (NYSE: DEP) Enterprise Products Partners L.P. (NYSE: EPD) Public Unitholders59.5% L.P. Interest 40.5% L.P. Interest 0.0% G.P. Interest Enterprise Products Company and Other Affiliates 1.1% L.P. Interest Pro Forma for Merger (1) 76.6% L.P. Interest 58.1% L.P. Interest(3) 40.1% L.P. Interest(3) Public Unitholders 0.7% G.P. Interest(2) Duncan Energy Partners L.P. (NYSE: DEP) Enterprise Products Partners L.P. (NYSE: EPD) Public Unitholders59.5% L.P. Interest Enterprise GP Holdings L.P. (NYSE: EPE) Public Unitholders23.4% L.P. Interest 3.3% L.P. Interest 2.0% G.P. Interest 26.9% L.P. Interest Enterprise Products Company and Other Affiliates 1.1% L.P. Interest Current Ownership 0.01% G.P. Interest (1) Pro Forma for the EPE / EPD merger announced September 7, 2010. (2) The 0.7% interest in DEP represents a 100% ownership of the respective G.P. (3) DEP ownership as of August 31, 2010. All rights reserved. Enterprise Products Partners L.P.

EPD Financial Snapshot Unit Price / Yield EPD LP Unit Price (October 6, 2010) Current Annualized Cash Distribution Rate Current Yield $ $40.74 2.30 5.6% Units Outstanding / Daily Volume / Market Cap Units Outstanding (Millions, as of June 30, 2010) Daily Unit Float (Million Units) Daily Unit Float ($Millions) $ Equity Market Capitalization ($Billions) $ Total Enterprise Value ($Billions) $ Fortune 500 Ranking (Parent) 641 1.6 65 26 39 92nd Debt Capitalization (June 30, 2010) Senior Unsecured Debt ($Billions) 11.1 $ Junior Subordinated Debt 1.5 Total Long-term Debt Principal (1) 12.6 $ Ratio of Debt (2) to LTM Adjusted EBITDA 3.8x Ratio of LTM Adjusted EBITDA to Interest Expense 4.6x Weighted Average Interest Rate 6.0% % Fixed Rate Debt 90% Weighted Average Debt Maturity (3) (Years) 10.0 Liquidity (4) ($Billions) 2.3 $ Senior Unsecured Debt Rating Fitch / Moody’s / S&P BBB- / Baa3 / BBB- Outlook Stable / Stable / Positive (1) Includes current maturities of long-term debt. (2) Debt in this calculation has been adjusted to reflect the average 50% equity credit that the rating agencies ascribe to the Junior Subordinated Debt. Debt has also been reduced by $495 million of unrestricted cash at June 30, 2010. (3) Assumes first call date for the Junior Subordinated Debt. (4) Total unrestricted cash and available capacity under bank credit facilities. All rights reserved. Enterprise Products Partners L.P.

Balance Distribution Growth with Retaining DCF for Financial Flexibility $2.50 1999 — 2Q 2010 16% DCF Retained $2.25 ($ in millions) $2.00 $1,419 $1.75 $1.50 $913 $1.25 $1.00 $0.75 $0.50 $0.25 LP Distributions GP Distributions $0.00 1.2x LP Distribution Retained DCF 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2Q Coverage 2010 Annualized $2.30 $0.93 $1.05 $1.19 $1.36 $1.47 $1.54 $1.70 $1.83 $1.95 $2.08 $2.20 $6,498 Distributions Declared All rights reserved. Enterprise Products Partners L.P.

EPD and AMZ MLP Index Attractive Total Return vs. Other Asset Classes 10-Year 5-Year 3-Year 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2Q 2010 CAGR 1 CAGR 1 CAGR 1 Commodities Commodities Small Cap Equity REIT Commodities REIT Commodities IG Bonds MLP Index 46.2% 39.0% 47.3% 26.5% 39.1% 33.1% 40.7% -6.6% 76.4% MLP Index MLP Index IG Bonds MLP Index Non-US Equity Non-US Equity Hedge Funds MLP Index 45.7% 43.7% 10.4% 44.5% 20.7% 14.0% -19.1% 11.8% Non-US Equity Commodities IG Bonds Hedge Funds Non-US Equity Commodities Hedge Funds Non-US Equity MLP Index High Yield Commodities IG Bonds 27.4% 26.9% 9.4% 3.0% 39.2% 19.2% 7.6% 26.9% 12.7% -21.3% 50.3% 6.7% Hedge Funds REIT REIT High Yield Small Cap Equity MLP Index MLP Index Hedge Funds High Yield High Yield 23.4% 14.2% 5.2% 1.8% 18.3% 6.3% 26.1% 12.6% 39.2% 3.6% Small Cap Equity IG Bonds Hedge Funds REIT REIT MLP Index S&P 500 Small Cap Equity Non-US Equity Small Cap Equity Non-US Equity Hedge Funds 21.3% 10.6% 4.4% 0.7% 29.9% 16.7% 4.9% 18.4% 11.6% -33.8% 32.5% 1.5% S&P 500 Hedge Funds High Yield MLP Index S&P 500 REIT S&P 500 IG Bonds MLP Index Small Cap Equity Small Cap Equity 21.0% 4.8% 3.2% -3.4% 28.7% 4.8% 15.8% 6.2% -36.9% 27.2% -2.0% High Yield High Yield Small Cap Equity High Yield S&P 500 Small Cap Equity Hedge Funds S&P 500 S&P 500 S&P 500 REIT 2.6% -0.9% 2.5% 17.2% 10.9% 4.6% 13.9% 5.5% -37.0% 26.5% 3.8% IG Bonds Small Cap Equity S&P 500 Non-US Equity Hedge Funds Hedge Funds High Yield High Yield High Yield Commodities REIT Commodities -1.9% -3.0% -11.9% -15.7% 15.4% 9.6% 2.8% 8.3% 2.1% -42.8% 25.1% -5.6% MLP Index S&P 500 Non-US Equity Small Cap Equity Commodities High Yield IG Bonds IG Bonds Small Cap Equity Non-US Equity Hedge Funds S&P 500 -7.8% -9.1% -21.2% -20.5% 10.8% 8.5% 1.7% 4.5% -1.6% -43.1% 18.6% -6.7% REIT Non-US Equity Commodities S&P 500 IG Bonds IG Bonds Commodities REIT REIT IG Bonds Non-US Equity -12.3% -14.0% -31.5% -22.1% 5.5% 4.3% 0.4% -14.7% -48.2% 17.2% -12.9% EPD 36.8% EPD 87.0% EPD 58.9% EPD -12.1% EPD -1.2% EPD 35.5% EPD 12.6% EPD 29.3% EPD 16.9% EPD -30.1% EPD 64.7% EPD 16.4% EPD EPD EPD 20.1% 13.4% 11.5% MLP Index MLP Index IG Bonds 18.5% Commodities 11.2% Hedge Funds 7.2% MLP Index 7.7% IG Bonds 5.8% Commodities 5.1% High Yield 6.6% Hedge Funds 5.4% IG Bonds 4.4% Commodities 6.5% High Yield 5.2% High Yield 0.4% Hedge Funds 5.5% REIT 5.1% Non-US Equity 0.3% Small Cap Equity 3.3% Small Cap Equity 1.4% Small Cap Equity -8.6% S&P 500 3.0% Non-US Equity 0.4% S&P 500 -9.8% Non-US Equity 0.6% S&P 500 -0.8% REIT -12.9% REIT -1.6% 6.2% 18.2% 1 CAGR calculations based upon closing prices ending the last trading day of the 2nd quarter for each period Commodities: S&P World Commodity Index; EPD: Enteprise Products Partners L.P.; Hedge Funds: CS Tremont Hedge Fund; High Yield: Vanguard High Yield US Corporate Fund; IG Bonds: Vanguard Intermediate Term US Investment Grade Fund; MLP Index: Alerian Index; Non-US Equity: MSCI Daily Total Return EAFE Index; REIT: S&P REIT Index; S&P 500: S&P 500 Index; Small Cap Equity: Russell 2000 Index Source: Bloomberg All rights reserved. Enterprise Products Partners L.P.

Proven Track Record(1) $22.5 $4.2 $4.8 $11.3 $17.5 $19.1 $24.2 36%CAGR $0.7 70 $30 $28.3 $26.2 $27 60 $1.5 $2.0 $2.4 $52 $36 $23 $10 $65 EPD KMP ETP PAA BWP Total Assets(2) -$Billions $24 Daily Liquidity(3) -$Millions 50 $21 $18 40 $15 30 $12 $9 20 $6 10 $3 $0 0 Total Return w/Reinvested Distributions 1200% 1000% 800% 600% 400% 200% 0% 984% 491% 2.7% -200% 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2Q 10 EPD Alerian MLP Index S&P 500 (1) Past results may not be representative of future performance. (2) Total assets presented for 2005 through 2008 have been recast to include TEPPCO. (3) Based on trailing 6-month average as of October 1, 2010. Source: Bloomberg All rights reserved. Enterprise Products Partners L.P. 34

Non-GAAP Reconciliations All rights reserved. Enterprise Products Partners L.P.

Non-GAAP Financial Measures This presentation utilizes the Non-GAAP financial measures of Gross Operating Margin, Adjusted EBITDA and Distributable Cash Flow. In general, we define Gross Operating Margin as operating income before: (i) depreciation, amortization and accretion expense; (ii) non-cash asset impairment charges; (iii) operating lease expenses for which we do not have the payment obligation; (iv) gains and losses from asset sales and related transactions; and (v) general and administrative costs. The GAAP financial measure most directly comparable to Gross Operating Margin is operating income. In general, we define distributable cash flow as net income or loss attributable to Enterprise Products Partners L.P. adjusted for: (i) the addition of depreciation, amortization and accretion expense; (ii) the addition of operating lease expenses for which we do not have the payment obligation; (iii) the addition of cash distributions received from unconsolidated affiliates less equity in income from unconsolidated affiliates; (iv) the subtraction of sustaining capital expenditures and cash payments to settle asset retirement obligations; (v) the addition of losses or subtraction of gains from asset sales and related transactions; (vi) the addition of cash proceeds from asset sales or related transactions; (vii) the return of an investment in an unconsolidated affiliate (if any); (viii) the addition of losses or subtraction of gains on the monetization of derivative instruments recorded in accumulated other comprehensive income (loss), if any, less related amortization of such amount to earnings; (ix) the addition of transition support payments received from El Paso Corporation related to the GulfTerra merger; (x) the addition of net income attributable to the noncontrolling interest associated with the public unitholders of Duncan Energy Partners L.P., less related distributions to be paid to such holders with respect to the period of calculation; and (xi) the addition or subtraction of other miscellaneous non-cash amounts (as applicable) that affect net income or loss for the period. The GAAP measure most directly comparable to Distributable Cash Flow is net cash flows provided by operating activities. We define Adjusted EBITDA as net income or loss minus equity in income of unconsolidated affiliates, plus distributions received from unconsolidated affiliates, interest expense, provision for income taxes and depreciation, amortization and accretion expense. Adjusted EBITDA is commonly used as a supplemental financial measure by management and external users of our financial statements, such as investors, commercial banks, research analysts and rating agencies, to assess: (i) the financial performance of our assets without regard to financing methods, capital structures or historical cost basis; (ii) the ability of our assets to generate cash sufficient to pay interest and support our indebtedness; and (iii) the viability of projects and the overall rates of return on alternative investment opportunities. Since Adjusted EBITDA excludes some, but not all, items that affect net income or loss and because these measures may vary among other companies, the Adjusted EBITDA data presented in this press release may not be comparable to similarly titled measures of other companies. The GAAP measure most directly comparable to Adjusted EBITDA is net cash flows provided by operating activities. All rights reserved. Enterprise Products Partners L.P.

Non-GAAP Reconciliations Enterprise Products Partners L.P. Gross Operating Margin (Dollars in millions) For the Year Ended December 31, 2010 2006 2007 2008 2009 1Q 2Q LTM 6/30/10 Gross operating margin by segment: NGL Pipelines & Services $785.7 848.0 $1,325.0 $ $1,628.7 $ 437.3 $441.0 1,792.3 $ Onshore Natural Gas Pipelines & Services 478.9 493.2 589.9 501.5 130.3 106.9 455.6 Onshore Crude Oil Pipelines & Services 97.8 109.6 132.2 164.4 26.7 25.9 124.4 Offshore Pipelines & Services 103.4 171.6 187.0 180.5 81.1 82.8 284.2 Petrochemical & Refined Products Services 305.1 342.0 374.9 364.7 120.0 158.1 457.2 Total gross operating margin 1,770.9 1,964.4 2,609.0 2,839.8 795.4 814.7 3,113.7 Adjustments to reconcile gross operating margin to operating income: Amounts included in operating costs and expenses: Depreciation, amortization and accretion (556.9) (647.9) (725.4) (809.3) (212.4) (227.0) (851.8) Non-cash asset impairment charges —(33.5) (1.5) -(32.7) Operating lease expenses paid by EPCO (2.1) (2.1) (2.0) (0.7) (0.2) (0.1) (0.7) Gain (loss) on asset sales and related transactions 5.1 7.8 4.0 -7.3 (1.7) 5.2 General and administrative costs (95.9) (127.2) (137.2) (172.3) (37.6) (37.9) (166.8) Operating income $ 1,121.1 1,195.0 $1,748.4 $ $1,824.0 $551.0 $548.0 2,066.9 $ All rights reserved. Enterprise Products Partners L.P.

Non-GAAP Reconciliations Enterprise Products Partners L.P. Adjusted EBITDA (Dollars in millions) For the Year Ended December 31, 2010 2006 2007 2008 2009 1Q 2Q Reconciliation of non-GAAP “Adjusted EBITDA” to GAAP “Net income” and GAAP “net cash flows provided by operating activities” Net income $787.6 838.0 $1,188.9 $ $1,155.1 $393.8 $373.3 Adjustments to derive EBITDA: Equity in income of unconsolidated affiliates (25.2) (10.5) (34.9) (51.2) (16.0) (16.7) Distributions received from unconsolidated affiliates 76.5 87.0 80.8 86.6 30.2 28.6 Interest expense 324.2 413.0 540.7 641.8 148.6 168.6 Provision for income taxes 22.0 15.7 31.0 25.3 8.7 6.5 Depreciation, amortization and accretion in costs and expenses 564.1 661.4 739.6 828.5 218.1 233.5 Adjusted EBITDA 1,749.2 2,004.6 2,546.1 2,686.1 783.4 793.8 Adjustments to Adjusted EBITDA to derive net cash flows provided by operating activities (add or subtract as indicated by sign of number): Interest expense (324.2) (413.0) (540.7) (641.8) (148.6) (168.6) Provision for income taxes (22.0) (15.7) (31.0) (25.3) (8.7) (6.5) Loss (gain) on asset sales and related transactions (5.1) (67.4) (4.0) -(7.5) 1.8 Non-cash asset impairment charge —33.5 1.5 — Loss on forfeiture of investment in Texas Offshore Port System —68.4 — Operating lease expenses paid by EPCO 2.1 2.1 2.0 0.7 0.2 0.1 Miscellaneous non-cash and other amounts to reconcile Adjusted EBITDA and net cash flows provided by operating activities 12.9 8.1 5.8 9.7 (7.5) 3.4 Net effect of changes in operating accounts 46.2 434.9 (411.1) 245.9 74.1 (410.6) Net cash flows provided by operating activities $1,459.1 1,953.6 $1,567.1 $ $2,377.2 $686.9 $213.4 All rights reserved. Enterprise Products Partners L.P.

Non-GAAP Reconciliations Enterprise Products Partners L.P. Distributable Cash Flow (Dollars in millions) For the Year Ended December 31, 2010 2006 2007 2008 2009 1Q 2Q Reconciliation of Non-GAAP “Distributable cash flow” to GAAP “Net income” and GAAP “Net cash flows provided by operating activities” Net income attributable to Enterprise Products Partners L.P. $601.1 $533.6 $954.0 $ 1,030.9 $377.8 $357.2 Adjustments to Net income attributable to Enterprise Products Partners L.P. to derive Distributable cash flow (add or subtract as indicated by sign of number): Depreciation, amortization and accretion 448.2 523.8 562.2 725.5 217.6 233.8 Operating lease expense paid by EPCO 2.1 2.1 2.0 0.7 0.2 0.1 Monetization of interest rate hedging derivative instruments -48.9 (14.4) 0.2 -1.3 Amortization of net losses (gains) related to monetization of derivative instruments (3.8) (4.0) (4.4) 1.0 1.4 1.4 Equity in income of unconsolidated affiliates (21.6) (29.7) (59.1) (61.4) (16.0) (16.7) Distributions received from unconsolidated affiliates 43.0 73.6 98.6 127.4 30.2 28.6 Loss (gain) on asset sales and related transactions (3.3) 5.4 (3.7) 0.1 (7.5) 1.8 Proceeds from asset sales and related transactions 3.9 12.0 16.0 3.5 21.7 2.4 Sustaining capital expenditures (119.4) (162.5) (188.7) (166.6) (32.6) (72.7) El Paso transition support payments 14.3 9.0 —Net income attributable to noncontrolling interest — DEP public unitholders -13.9 17.2 31.3 8.7 9.6 Distribution to be paid to DEP public unitholders with respect to period -(21.9) (25.1) (38.0) (10.7) (10.4) Cash expenditures forasset abandonment activities -(5.0) (7.2) (12.4) (2.0) (1.2) Net loss of TEPPCO for third quarter 2009 —(42.1) -Other miscellaneous adjustments to derive distributable cash flow 13.0 2.0 30.8 43.1 (8.4) (3.2) Distributable cash flow 977.5 1,001.2 1,378.2 1,643.2 580.4 532.0 Adjustments to Distributable cash flowto derive Net cash flows provided by operating activities (add or subtract as indicated by sign of number): Monetization of interest rate hedging derivative instruments -(48.9) 14.4 (0.2) -(1.3) Amortization of net gains related tomonetization of derivative instruments 3.8 4.0 4.4 (1.0) (1.4) (1.4) Proceeds from asset sales and related transactions (3.9) (12.0) (16.0) (3.5) (21.7) (2.4) Sustaining capital expenditures 119.4 162.5 188.7 166.6 32.6 72.7 El Paso transition support payments (14.3) (9.0) —Net income attributable to noncontrolling interests 9.1 30.6 41.4 75.7 16.0 16.1 Net income attributable to noncontrolling interest — DEP public unitholders -(13.9) (17.2) (31.3) (8.7) (9.6) Distribution to be paid to DEP public unitholders with respect to period -21.9 25.1 38.0 10.7 10.4 Cash expenditures forasset abandonment activities -5.0 7.2 12.4 2.0 1.2 Miscellaneous non-cash and other amounts to reconcile distributable cash flow with net cash flows provided by operating activities -8.2 (31.6) (5.2) 2.9 6.3 Net effect of changes in operating accounts 83.4 441.3 (357.4) 284.7 74.1 (410.6) Operating cash flows for the six months ended June 30, 2009 attributable to the inclusion of TEPPCO amounts in our recast financial statements —197.8 -Net cash flows provided by operating activities $1,175.0 $1,590.9 $1,237.2 $2,377.2 $686.9 $213.4 Enterprise Products Partners’total distributable cash flow for periods prior to July 1, 2009 is calculated based on and reconciled to the historical financial results (pre-recast) for Enterprise Products Partners. Total distributable cash flow forperiods beginning on and subsequent to July 1, 2009 is calculated based on the recast historical financial results for Enterprise Products Partners, which includes amounts attributable to TEPPCO Partners, L.P.and its consolidated subsidiaries prior to October 26, 2009. All rights reserved. Enterprise Products Partners L.P.